9 May 2007

Mr. K Hiller,

Securities and Exchange Commission,

Division of Corporate Finance,

100 F Street, N.W.,

Washington, D.C. 20549.

Dear Mr. Hiller:

Re: BHP Billiton Limited and BHP Billiton Plc Form 20-F for the fiscal year ended June 30, 2006 (file No. 001-09526)

We refer to your letter dated April 3, 2007 setting forth comments from the Staff of the Commission regarding the annual report on Form 20-F for the fiscal year ended June 30, 2006 (the “2006 Form 20-F”) of BHP Billiton Limited and BHP Billiton Plc (together, “the Company”).

Our letter submitted on 27 April 2007 noted that we were assembling the data required to respond to comment 17. This letter includes the response to that comment.

Because some of the material the Company is submitting in response to the Staff’s comments is confidential information for which it is seeking confidential treatment by the Commission, the Company is submitting two versions of this letter in response to the Staff’s comments. This version of the letter omits certain information for which we seek confidential treatment. The other version of the letter includes the information that is confidential to the Company and is therefore being submitted on a confidential basis.

To facilitate the Staff’s review, we have subdivided the comment from the Staff’s comment letter into two parts and have provided our response immediately following each part of the comment:

17. Part 1:

Please tell us the quantity of your proved undeveloped reserves that were converted to proved developed reserves in each of 2005 and 2006; and how much development capital was spent in each of these years for converting proved undeveloped reserves to proved developed reserves.

17. Part 1 Response:

In FY 2005, the Company moved 113 million boe of proved reserves from undeveloped to developed and the Petroleum Customer Sector Group (CSG) spent US$935 million of development and sustaining capital. New developments that came on-line in FY 2005 were Mad Dog and Starlifter in the Gulf of Mexico, Angostura in Trinidad and Tobago, Minerva in Australia and ROD in Algeria.

In FY 2006, the Company moved 10 million boe of proved reserves from undeveloped to developed and the Petroleum CSG spent US$988 million of development and sustaining capital. New developments that came on-line in FY 2006 were Mustang in the Gulf of Mexico and Turrum Phase 1 in Australia.

Most of the Company’s projects require significant capital expenditure and multi-year lead times before movement of reserves from undeveloped to developed, and initial production, can be achieved. For example, our ongoing development of the Atlantis field in the Gulf of Mexico currently includes the pre-drilling of six sub-sea wells, none of which can be described as developed until they are hooked up to the facility, which is expected in the second half of 2007.

17. Part 2:

Please tell us when your proved reserves were initially booked as proved, and when you anticipate the date of first production for each field or project that you carried as proved undeveloped reserves in 2005 and 2006.

17. Part 2 Response:

A significant portion of our proved undeveloped reserves have been identified and booked in support of long-term gas supply contracts where the Company and the buyers have committed to long-term, multi-contract relationships. In order to establish these relationships, the buyers generally require identification of sufficient proved reserves to satisfy the contract terms. The development of these reserves is then scheduled as needed to meet the contract terms, with the schedule changing over time in response to new information and new contracts. Consequently, some of these proved undeveloped reserves may be on our books for several years before their development takes place. Table A below provides the dates when these undeveloped reserves were first booked and their currently expected start-up dates. For some developments, the initial booking date is shown approximately because the bookings occurred as multiple small reserve movements over many years. For some developments, estimated first production dates are shown as a range because the actual start date is dependent upon the time at which other reservoirs come off plateau, the rate of growth in the gas market and the development option selected.

Table A - GAS

Project	Field	Initial Booking	First Prod’n	Comments
Bass Strait	Kipper	Jun-05	#	In development concept definition phase with front-end engineering design in progress

	Turrum	~1991	Jun-05 to #	One reservoir producing since Jun 2005; development of other reservoirs in development concept selection phase

	Tuna	1978 to 1984	# to #	1st platform began production in 1979; 2nd in 1997; minor undeveloped reserves to be developed in several stages

	Barracouta	1968	# to #	Primary reservoir producing since 1969; development of additional adjacent reservoirs in development concept identification phase

North West Shelf	Perseus	May-96	#	Eastern flank producing since 1991; western flank development in project execution phase

	Angel	Jun-03	#	In project execution phase; facility being constructed and initial wells being drilled

	Goodwyn	~1985	#	Producing since 1995; sub-sea development of adjacent reservoirs in development concept definition phase

	North Rankin	~1980	#	Producing since 1984; addition of booster compression platform in development concept definition phase

Zamzama	Zamzama	Mar-02	# to #	Producing since 2001; Enlarged gas plant in project execution phase, later stages of development in development concept selection phase

# - CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC

For the remainder of our proved undeveloped reserves, which are mostly oil, lead-times from initial booking to first production are generally shorter than for the long-term gas contracts. Infill wells onshore can be implemented quickly, whilst a greenfield development in ultra-deep water will take many years to design and implement. Table B below provides the dates when these undeveloped reserves were first booked and their currently expected start-up dates.

Table B - OIL

Project	Field	Initial Booking	First Prod’n	Description
GOM Deep Water	Mad Dog	Jun-01	Jan-05	Producing since Jan 2005; reserves being developed progressively from spar drilling rig

	Atlantis	Jun-01	#	In project execution phase; facility being hooked-up and initial wells being completed

	Neptune	Jun-05	#	In project execution phase; facility being constructed and initial wells being drilled

	Typhoon	Sep-05	#	BHPB sold working interest in Oct 2006; new operator actively planning redevelopment

	Shenzi	Jun-04	#	In project execution phase; facility being constructed and initial wells being drilled

Bass Strait	Whiting	Sep-02	n/a	Minor undeveloped reserves downgraded to contingent resources in Jun 2006 due to severe corrosion on platform

CBM	Moranbah	Jun-03	Jun-06	Producing since 2004 with drilling continuing; BHPB sold interest in Aug 2006
	Illawarra	Jul-04	Continuous	Producing since 1995 with continuous development ongoing

NWS	Wanaea, Cossack, Lambert, Hermes	Various	Mar-07	All now completely developed. Producing since 1995; minor undeveloped reserves in 2005 and 2006

Algeria	ROD	Jun-06	Sep-06	Producing since 2004; minor undeveloped reserves now developed and producing

North Sea	Bruce	Jun-06	#	Producing since 1993; minor undeveloped reserves relate to additional infill drilling locations

# - CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC

If you have any questions or need any further information with respect to matters set forth in this letter, please contact me in Australia on (011) (613) 9609 3821, or by email at Nigel.Chadwick@BHPBilliton.com.

We would of course welcome the opportunity to discuss any of these matters further with the Staff in the event further clarification is required.

Yours sincerely,

/s/ Nigel Chadwick
Nigel Chadwick
Group Financial Controller